SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ------------


                                    Form 11-K



(Mark One)

[X]               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                    For the fiscal year ended December 31, 1995

                                        OR


[   ]          TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

              For the transition period from __________ to __________


                                  ------------


                           Commission File No. 1-11402

                                  ------------


                                HFS Incorporated
                              Employee Savings Plan
                            (Full title of the Plan)


                                HFS Incorporated
          (Name of issuer of the securities held pursuant to the Plan)

                               339 Jefferson Road
                          Parsippany, New Jersey 07054
                     (Address of principal executive office)

                                HFS Incorporated
                              Employee Savings Plan
                    Financial Statements for the Years Ended
                           December 31, 1995 and 1994



                                      INDEX



Description                                                               Page

Independent Auditors' Report

Statements of Net Assets Available for Benefits
      As of December 31, 1995 and 1994

Statements of Changes in Net Assets Available for
      Benefits for the Years Ended December 31, 1995 and 1994

Notes to Financial Statements

Item 27a -Schedule of Assets Held for Investment Purposes as of December 31, 1995

Item 27d - Schedule of Reportable Transactions





Schedules required under the Employee Retirement Income Security Act of 1974 (ERISA), other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Board of Directors
HFS Incorporated
   Employee Savings Plan
Parsippany, NJ 07054


     We have audited the accompanying statements of net assets available for benefits of HFS Incorporated Employee Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1995 and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.







/s/ Deloitte & Touche, LLP
Parsippany, NJ
June 28, 1996

                                HFS Incorporated
                              Employee Savings Plan



                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1995 AND 1994









                                                           1995        1994
                                                    -----------   ---------


ASSETS

    Investments                                     $23,225,164  $5,978,857
    Interest and dividends receivable                    56,007      23,189

    Contributions receivable from:
       Participants                                     179,477     130,670
       Employer                                         170,364      29,906
                                                      ---------   ---------


       Total assets                                  23,631,012   6,162,622

    Liabilities                                          16,111      32,721
                                                      ---------   ---------

NET ASSETS AVAILABLE FOR BENEFITS                   $23,614,901  $6,129,901
                                                    ===========  ==========















                       -See notes to financial statements-

                                HFS Incorporated
                              Employee Savings Plan



           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     YEARS ENDED DECEMBER 31, 1995 AND 1994






                                                        1995          1994
                                                   ----------     ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Contributions:
    Participants                                   $2,394,265    $1,537,454
    Employer                                          576,726       336,228
    Rollovers                                      12,998,034       137,140
                                                   ----------    ----------

       Total contributions                         15,969,025     2,010,822
                                                   ----------    ----------


Investment income:
    Realized and unrealized gains (losses)          1,359,261      (185,535)
    Interest and dividends                            870,091       304,895

       Total investment income                      2,229,352       119,360
                                                   ----------     ----------

       Total additions                             18,198,377     2,130,182
                                                   ----------    ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

    Benefits paid to participants                     695,083       700,713
    Trustee fees                                       18,294        11,271
                                                   ----------    ----------

       Total deductions                               713,377       711,984
                                                   ----------     ---------

NET INCREASE IN NET ASSETS
AVAILABLE FOR BENEFITS                             17,485,000     1,418,198
                                                   ----------    ----------

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                                  6,129,901     4,711,703
                                                   ----------     ---------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                                      $23,614,901    $6,129,901
                                                   ==========    ==========





                       -See notes to financial statements-

                                HFS Incorporated
                              Employee Savings Plan

                          NOTES TO FINANCIAL STATEMENTS
                 For the Years Ended December 31, 1995 and 1994



1. DESCRIPTION OF PLAN

   The following description of the HFS Incorporated Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   The Plan, established July 2, 1990 and amended and restated as of January 1, 1996, (See Note 5) is a defined contribution plan established for all eligible employees of HFS Incorporated (the "Company") that provides Internal Revenue Code Section 401(k) employee salary deferral benefits and additional employer contributions for the Company's employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   Prior to July 1, 1994, the Company made contributions to the Plan equal to twenty-five percent of the pre-tax contributions made by the employee with respect to the first six percent of the employee's compensation. The Company amended the Plan effective July 1, 1994 and revised Company contributions based upon eligible employees' years of service as follows:

            Years of Service as of the          Employer Matching
            Last Day of the Plan Year        Percentage of Investment

            All eligible employees with
            less than 6 years of service              25%

            At least 6 but less than 11
            years of service                          35%

            11 or more years of service               50%


   The following is a summary of certain Plan provisions:

   a. Eligibility - Each regular employee of the Company (as defined in the Plan) is eligible to participate in the Plan on the entry date following both attainment of age 21 and completion of six months service.

   b. Contributions - An employee may elect to make pre-tax contributions up to eighteen percent of annual compensation to a maximum of $9,240 for both 1995 and 1994.

   c. Rollovers - All employees, upon commencement of employment, are provided the option of making a rollover contribution to the Plan in accordance with Internal Revenue Service regulations. On August, 1, 1995, a majority owned company subsidiary, C21 Holding Corp., acquired Century 21 Real Estate Corporation ("Century 21"). In December, 1995, the then existing Century 21 plan was combined into the Plan. As a result, $12.9 million was transferred to the Plan and is included in Contributions -

      Rollovers in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1995.

   d. Vesting - Employee contributions are 100% vested at all times. Employer contributions for the years ended December 31, 1995 and 1994 were vested in accordance with the following schedule:

                  Years of Qualifying
                  Service                           Percentage

                  Less than 1                         0%
                  1 but less than 2                  33%
                  2 but less than 3                  66%
                  3 or more                         100%

      Effective as of January 1, 1996, all Employer contributions are 100% vested.

   e. Termination - Although it has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants shall become fully vested.

   f. Loan Provision - Employees may borrow up to fifty percent of their vested balance, provided the vested balance is at least one thousand dollars. Interest is charged at a commercial rate and is secured by the vested balance. Loan repayments must be made through payroll deductions over a term not to exceed five years unless the proceeds of the loan are used to purchase the principal residence of the employee.

   g. Forfeitures - If an employee is terminated, all non-vested Company contributions are used to reduce future company contributions. Forfeiture amounts for the years ended December 31, 1995 and 1994 were $24,479 and $12,567, respectively.

   h. Benefits Payable - The amounts payable to participants who have terminated participation in the Plan approximated $1.9 million and $.3 million at December 31, 1995 and 1994, respectively. The payable amount at December 31, 1995 includes distribtions to be made in connection with the Century 21 acquisition.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation - The accompanying financial statements are prepared on an accrual basis of accounting. All administrative costs of the Plan are paid by the Company except for trustee fees which are paid by the Plan.

   Valuation of Investments - The Plan's group annuity contract is valued at contract value. Contract value represents contributions made under the contract, plus interest, less funds used to pay benefits to participants. The value of the remaining investments are based upon quoted market values as determined by the Plan's trustee.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

   Share Information - On November 17, 1995, the Company's Board of Directors authorized a two-for-one stock split effected in the form of a 100% stock dividend which was effected as of February 14, 1996. All share and stock price information related to the Company's common stock presented herein has been retroactively adjusted to reflect the stock split.

   Reclassifications - Certain reclassifications have been made to the 1994 Plan financial statements to conform to the 1995 presentation.


3. INVESTMENTS

   Investments' market or contract values, including cash and cash equivalents within the funds, for the years ended December 31, 1995 and 1994 are as follows:

                                                 December 31,
                                                1995        1994
                                           Market or   Market or
                                            Contract    Contract
                                               Value       Value
        Guaranteed Income Fund
           - UNUM                          $       -   $ 690,065
           - CIGNA                         1,362,408     561,957
           - Hartford                      7,683,495     915,001
        AIM Charter Fund                   2,356,472     773,505
        AIM Weingarten Fund                1,850,727     714,905
        AIM Constellation Fund             3,900,928   1,301,003
        SteinRoe Intermediate Bond Fund    1,047,079     171,958
        Templeton Foreign Fund             1,190,467     280,981
        Company Common Stock Fund          2,858,628     302,524
        Employee Loans Receivable            974,960     212,566
        Accrued amounts unallocated                -      54,392
                                           ---------   ---------
                                         $23,225,164  $5,978,857

   a. The Guaranteed Income Fund - Contributions to this fund are invested under contracts with major insurance companies providing a high level of security for principal and a fixed rate of return.

   b. AIM Charter Fund - This balanced mutual fund seeks growth of capital and current income by investing primarily in dividend-paying common stocks. A significant portion of assets may also be held in cash or other income-producing securities, including U.S. Government securities or debt securities.

   c. AIM Weingarten Fund - This growth mutual fund seeks capital growth by investing primarily in common stocks of leading U.S. companies that are enjoying strong earnings momentum or a dramatic upsurge in earnings.

   d. AIM Constellation Fund - This mutual fund seeks capital appreciation by investing primarily in common stocks with emphasis on medium-sized and smaller emerging growth companies.

   e. SteinRoe Intermediate Bond Fund - This mutual fund seeks growth through investments in high-quality investment grade corporate debt securities.

   f. Templeton Foreign Fund - This mutual fund seeks long-term capital growth through investing in stocks and debt obligations of companies and governments outside the United States.

   g. Company Common Stock Fund - Participants may elect to invest up to 50% of their account balance in the Company's common stock which is an equity security publicly traded on the New York Stock Exchange under the symbol "HFS".

      In November 1994, the Company distributed to its shareholders (the "Distribution") all of the common stock of its then wholly-owned subsidiary, National Lodging Corp. ("NLC"). In accordance with the Trust Agreement, on December 8, 1994, the Trustee sold 773 shares of NLC common stock (representing the shares distributed to the Trustee as holder of record of 15,460 shares of Company common stock as of the record date of the Distribution) on the open market, at a per share price of $13.75 and reinvested the proceeds of such sale in Company common stock on December 16, 1994 at the then market price of $10.6875.


4. INTERNAL REVENUE SERVICE STATUS

   The Plan obtained its latest determination letter dated May 21, 1996, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


5. RECENT EVENTS

   Acquisitions

   A. TRAVELODGE(R) - On January 23, 1996, the Company purchased the assets comprising the Travelodge hotel franchise system ("Travelodge") in North America, including the Travelodge and Thriftlodge(R) service marks and the franchise agreements from Forte Hotels, Inc. ("FHI") for $39.3 million.

   B. ERA(R) - On February 12, 1996, the Company purchased the assets comprising the Electronic Realty Associates(R) ("ERA") residential real estate brokerage franchise system for approximately $38.0 million. The Company has also entered into an agreement to purchase the ERA affiliates which conduct the ERA home warranty business in eight states for $9.2 million, subject to certain working capital adjustments. The purchase of these affiliates is subject to the approval of certain state insurance authorities and is expected to be completed during the third quarter of 1996.

   C. CENTURY 21(R) NON-OWNED REGIONS - During the second quarter of 1996, the Company purchased from four independent master licensees, the six U.S. non-owned CENTURY 21 regions consisting of more than 1,000 franchised real estate offices. The aggregate purchase price was approximately $101 million in cash and $46 million (approximately 0.9 million shares) in Company common stock.


     D. COLDWELL BANKER(R) - On May 31, 1995, the Company acquired all of the outstanding capital stock of Coldwell Banker for $640 million in cash and the
   related   repayment  of   approximately   $105  million  of  Coldwell  Banker
   indebtedness.

   In connection with the above transactions, the Company may elect to merge the employee savings plans of the acquired companies into the Plan.

   Plan Amendments

   Effective January 1, 1996, the Company amended and restated the Plan. Amendments effected as of such date included an adjustment to the vesting schedule to provide for immediate vesting of employer contributions. The Plan was also amended to allow for the eligibility of employees of acquired companies subject to certain limitations.

   Other

   The Company changed the trustee of the Plan effective February 1, 1996.


6. NEW ACCOUNTING PRONOUNCEMENT

   In September 1994, the American Institute of Certified Public Accountants issued Statement of Position No. 94-4 entitled "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans", which requires certain investment contracts to be reported at fair value or contract value. The statement is effective for financial statements for plan years beginning after December 15, 1994, except that the application of the statement to investment contracts entered into before December 31, 1993 is delayed to plan years beginning after December 15, 1995. The Plan's investment contracts were all entered into before December 31, 1993 and therefore the Plan has adopted such statement on January 1, 1996.


7. PLAN SUMMARY BY FUND

   The following tables represent the changes in net assets available for benefits, summarized by fund, for the years ended December 31, 1995 and 1994 and the statements of net assets available for benefits as of December 31, 1995 and 1994.


                   CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                        Guaranteed
                                            Income              Aim         Aim         Aim
                                              Fund          Charter      Weingarten   Constellation        SteinRoe        Subtotal

Net assets available for
  benefits-beginning of
     year                                 2,186,086    $    762,198    $    703,393    $  1,293,779    $    171,970    $  5,117,426
                                       ------------    ------------    ------------    ------------    ------------    ------------
Additions:
  Contributions:
    Plan contributions:
     Plan participants                      608,838         236,702         237,817         536,859         126,323       1,746,539
     Employer                               113,648          44,679          44,938         101,642          23,286         328,193
     Rollovers                            6,252,667       1,208,303         712,863       1,721,205         719,067      10,614,105
Realized and unrealized
  gains (losses)                               --            56,426           1,220         334,858          24,040         416,544
Dividend and interest
  income                                    205,410         214,151         236,235         124,610          19,143         799,549
                                       ------------    ------------    ------------    ------------    ------------    ------------
                                          7,180,563       1,760,261       1,233,073       2,819,174         911,859      13,904,930
Deductions:
  Distributions:
    Plan participants                       231,212         121,428          75,791         175,372          17,849         621,652
    Trustee fees                                341           3,976           3,491           6,988           1,171          15,967
                                       ------------    ------------    ------------    ------------    ------------    ------------
                                            231,553         125,404          79,282         182,360          19,020         637,619

Net Additions (Deductions)                6,949,010       1,634,857       1,153,791       2,636,814         892,839      13,267,311

NET TRANSFERS                               (45,920)        (43,595)         (9,100)        (34,969)        (13,610)       (147,194)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Net assets available for
  benefits-end of year                 $  9,089,176    $  2,353,460    $  1,848,084    $  3,895,624       1,051,199    $ 18,237,543
                                       ============    ============    ============    ============    ============    ============

            CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Continued)

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                          Company                           Accrued
                                                                           Common                           Amounts
                                         Subtotal        Templeton          Stock             Loans     Unallocated            Total

Net assets available for
  benefits-beginning of
  year                               $  5,117,426     $    282,761     $    301,720    $    212,703    $    215,291     $  6,129,901
                                     ------------     ------------     ------------    ------------    ------------     ------------

Additions:
  Contributions:
    Plan contributions:
   Plan participants                    1,746,539          386,905          212,014            --            48,807        2,394,265
   Employer                               328,193           68,669           39,406            --           140,458          576,726
   Rollovers                           10,614,105          504,605        1,335,382         543,942            --         12,998,034
Realized and unrealized
  gains (losses)                          416,544            9,718          932,999            --              --          1,359,261
Dividend and interest
  income                                  799,549           34,497            2,137          33,895              13          870,091
                                     ------------     ------------     ------------    ------------    ------------     ------------
                                       13,904,930        1,004,394        2,521,938         577,837         189,278       18,198,377
Deductions:
  Distributions:
    Plan participants                     621,652           28,024           45,407            --              --            695,083
    Trustee fees                           15,967            2,106              221            --              --             18,294
                                     ------------     ------------     ------------    ------------    ------------     ------------
                                          637,619           30,130           45,628            --              --            713,377

Net Additions
(Deductions)                           13,267,311          974,264        2,476,310         577,837         189,278       17,485,000

NET TRANSFERS                            (147,194)         (60,461)          77,963         184,420         (54,728)            --
                                     ------------     ------------     ------------    ------------    ------------     ------------

Net assets available for
  benefits-end of year               $ 18,237,543     $  1,196,564     $  2,855,993    $    974,960    $    349,841     $ 23,614,901
                                     ============     ============     ============    ============    ============     ============

                  CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                          Guaranteed
                                              Income            Aim             Aim             Aim
                                                Fund        Charter      Weingarten   Constellation       SteinRoe         Subtotal

Net assets available for
  benefits-beginning of
  year                                   $ 1,837,506    $   667,433     $   646,586     $ 1,013,760     $      --       $ 4,165,285
                                         -----------    -----------     -----------     -----------     -----------     -----------
  Additions:
  Contributions:
  Plan contributions:
   Plan participants                          67,799         27,362          26,025          60,142           8,783         190,111
   Employer                                   22,204          8,916           8,480          19,597           2,862          62,059
   Rollovers                                  81,308         13,211          12,930          10,542           2,112         120,103
Realized and unrealized
  gains (losses)                                --          (80,511)        (68,873)        (19,336)         (9,879)       (178,599)
Dividend and interest
  income                                     145,948         46,253          71,848          38,675           7,024         309,748
                                         -----------    -----------     -----------     -----------     -----------     -----------
                                             317,259         15,231          50,410         109,620          10,902         503,422
Deductions:
  Distributions:
    Plan participants                         56,770         29,620          12,350          27,596           3,973         130,309
    Trustee fees                                --            2,677           2,088           4,097             403           9,265
                                         -----------    -----------     -----------     -----------     -----------     -----------
                                              56,770         32,297          14,438          31,693           4,376         139,574

Net Additions (Deductions)                   260,489        (17,066)         35,972          77,927           6,526         363,848

NET TRANSFERS                                 88,091        111,831          20,835         202,092         165,444         588,293
                                         -----------    -----------     -----------     -----------     -----------     -----------

Net assets available for
  benefits-end of year                   $ 2,186,086    $   762,198     $   703,393     $ 1,293,779     $   171,970     $ 5,117,426
                                         ===========    ===========     ===========     ===========     ===========     ===========

            CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Continued)

                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                                Company                        Accrued
                                                                                 Common                        Amounts
                                                  Subtotal      Templeton         Stock          Loans     Unallocated        Total

Net assets available for
  benefits-beginning of
  year                                         $ 4,165,285           --             --     $   138,867   $   407,551    $ 4,711,703
                                               -----------    -----------    -----------   -----------   -----------    -----------

Additions:
  Contributions:
    Plan contributions:
   Plan participants                               190,111         22,014         18,050          --       1,307,279      1,537,454
   Employer                                         62,059          7,173          5,881          --         261,115        336,228
   Rollovers                                       120,103          6,364         10,673          --            --          137,140
Realized and unrealized
  gains (losses)                                  (178,599)       (28,167)        21,231          --            --         (185,535)
Dividend and interest
  income                                           309,748         19,206            182         8,767       (33,008)       304,895
                                               -----------    -----------    -----------   -----------   -----------    -----------
                                                   503,422         26,590         56,017         8,767     1,535,386      2,130,182
Deductions:
  Distributions:
    Plan participants                              130,309            261          1,574          --         568,569        700,713
    Trustee fees                                     9,265          1,075            931          --            --           11,271
                                               -----------    -----------    -----------   -----------   -----------    -----------
                                                   139,574          1,336          2,505          --         568,569        711,984

Net Additions (Deductions)363,848                   25,254         53,512          8,767       966,817     1,418,198

NET TRANSFERS                                      588,293        257,507        248,208        65,069    (1,159,077)          --
                                               -----------    -----------    -----------   -----------   -----------    -----------

Net assets available for
  benefits-end of year                         $ 5,117,426    $   282,761    $   301,720   $   212,703   $   215,291    $ 6,129,901
                                               ===========    ===========    ===========   ===========   ===========    ===========

                        NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 1995


                                         Guaranteed
                                             Income              Aim             Aim             Aim
                                               Fund          Charter      Weingarten   Constellation        SteinRoe        Subtotal


Assets:
Investments                              $ 9,045,903     $ 2,356,472     $ 1,850,727     $ 3,900,928     $ 1,047,079     $18,201,109
Interest receivable                           43,273            --              --              --             5,130          48,403

Contributions receivable:
Plan participants                               --              --              --              --              --              --
Employer                                        --              --              --              --              --              --
                                         -----------     -----------     -----------     -----------     -----------     -----------

Total Assets                               9,089,176       2,356,472       1,850,727       3,900,928       1,052,209      18,249,512

Liabilities:
Other liabilities                               --             3,012           2,643           5,304           1,010          11,969
                                         -----------     -----------     -----------     -----------     -----------     -----------

Net assets available for
  benefits                               $ 9,089,176     $ 2,353,460     $ 1,848,084     $ 3,895,624     $ 1,051,199     $18,237,543
                                         ===========     ===========     ===========     ===========     ===========     ===========

                  NET ASSETS AVAILABLE FOR BENEFITS (Continued)

                                DECEMBER 31, 1995




                                                                             Company                        Accrued
                                                                              Common                        Amounts
                                            Subtotal       Templeton           Stock           Loans    Unallocated            Total


Assets:
Investments                              $18,201,109     $ 1,190,467     $ 2,858,628     $   974,960     $      --       $23,225,164
Interest receivable                           48,403           7,604            --              --              --            56,007

Contributions receivable:
Plan participants                               --              --              --              --           179,477         179,477
Employer                                        --              --              --              --           170,364         170,364
                                         -----------     -----------     -----------     -----------     -----------     -----------

Total Assets                              18,249,512       1,198,071       2,858,628         974,960         349,841      23,631,012

 Liabilities:
Other liabilities                             11,969           1,507           2,635            --              --            16,111
                                         -----------     -----------     -----------     -----------     -----------     -----------

Net assets available for
   benefits                              $18,237,543     $ 1,196,564     $ 2,855,993     $   974,960     $   349,841     $23,614,901
                                         ===========     ===========     ===========     ===========     ===========     ===========

                        NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 1994




                                          Guaranteed
                                              Income             Aim             Aim             Aim
                                                Fund         Charter      Weingarten   Constellation        SteinRoe        Subtotal

Assets:
Investments                               $2,167,023      $  773,505      $  714,905      $1,301,003      $  171,958      $5,128,394
Interest receivable                           19,063              10             245              15             415          19,748

Contributions receivable:
Plan participants                               --              --              --              --              --              --
Employer                                        --              --              --              --              --              --
                                          ----------      ----------      ----------      ----------      ----------      ----------

Total Assets                               2,186,086         773,515         715,150       1,301,018         172,373       5,148,142

Liabilities:
Other liabilities                               --            11,317          11,757           7,239             403          30,716
                                          ----------      ----------      ----------      ----------      ----------      ----------

Net assets available for
  benefits                                $2,186,086      $  762,198      $  703,393      $1,293,779      $  171,970      $5,117,426
                                          ==========      ==========      ==========      ==========      ==========      =========


                  NET ASSETS AVAILABLE FOR BENEFITS (Continued)

                                DECEMBER 31, 1994




                                                                             Company                         Accrued
                                                                              Common                         Amounts
                                            Subtotal       Templeton           Stock           Loans     Unallocated           Total

Assets:
Investments                               $5,128,394      $  280,981      $  302,524      $  212,566      $   54,392      $5,978,857
Interest receivable                           19,748           2,855             126             137             323          23,189

Contributions receivable:
Plan participants                               --              --              --              --           130,670         130,670
Employer                                        --              --              --              --            29,906          29,906
                                          ----------      ----------      ----------      ----------      ----------      ----------

Total Assets                               5,148,142         283,836         302,650         212,703         215,291       6,162,622

Liabilities:
Other liabilities                             30,716           1,075             930            --              --            32,721
                                          ----------      ----------      ----------      ----------      ----------      ----------

Net assets available for
  benefits                                $5,117,426      $  282,761      $  301,720      $  212,703      $  215,291      $6,129,901
                                          ==========      ==========      ==========      ==========      ==========      ==========

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995


                                                                         Contract or
                         Interest    Maturity   Number of                    Current
Description                 Rates       Dates   Units/Shares      Cost         Value

Guaranteed Income Fund
- -  CIGNA                                                -   $1,362,408    $1,362,408
- -  Hartford Life                                        -    7,622,436     7,622,436

AIM Charter Fund                                  242,703    2,340,532     2,340,532
AIM Weingarten Fund                               102,997    1,876,517     1,791,558
AIM Constellation Fund                            173,609    3,460,173     3,863,080
SteinRoe Intermediate
  Bond Fund                                       116,084    1,013,112     1,028,927
Templeton Foreign
  Fund                                            127,746    1,184,792     1,167,201
Company Common
  Stock                                            66,408    1,749,792     2,715,572
Employee Loans                         1 month
  Receivable            Prime + 1%  to 5 years          -      941,812       941,812


Schwab U.S. Treasury
  Money Fund (Cash)          Prime                      -      391,638       391,638
                                                             ---------     ---------
                                                           $21,943,212   $23,225,164
                                                            ==========   ===========

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
          -----------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1995



                                  Purchases                  Sales
Identify of          Description  Purchase    Number of     Selling    Number of       Net Gain
Party Involved       of Assets       Price    Transactions    Price     Transactions  Or (Loss)

Guaranteed Income
 Fund
- -CIGNA               Investment
                      Contract     $756,188           1    $       -           -      $      -
- -UNUM                Investment
                      Contract      756,188           -      756,188           1             -
- -Hartford             Investment   7,172,806          77
                      Contract      498,223           -      498,223          84            -

AIM Charter         Mutual Fund   1,843,847         245            -           -            -
                                    258,376            -     205,070         105      (53,306)

AIM Weingarten      Mutual Fund   1,285,053         161            -           -            -
                                    132,581                  133,858         180        1,277

AIM Constellation   Mutual Fund   2,583,809         175            -           -            -
                                    324,322                  313,870         216      (10,452)

SteinRoe Intermediate               903,723         174            -           -            -
 Bond Fund         Mututal Fund      57,197                   57,885         129          688

Templeton Foreign   Mutual Fund   1,083,810         182            -           -            -
 Fund                               200,018                  200,525         157          507

Company Common
Stock               Common Stock  1,485,043           7            -           -            -

                                   SIGNATURES


    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       HFS Incorporated
                                       Employee Savings Plan





                                       By:        /s/   Scott E. Forbes

                                             Scott E. Forbes
                                             Senior Vice President, Finance
Date: June 28, 1996                          HFS Incorporated

                                  EXHIBIT INDEX


Exhibit                                                               Page No.

23.1      Consent of Deloitte & Touche  LLP...............................